EXHIBIT G


                  [GIBSON GREETINGS, INC. LETTERHEAD AND LOGO]

CONTACT:   Adam Friedman                       Jim King
           Adam Friedman Associates            Manager, Investor and
           (212) 391-7596                       Media Relations
           adam@adam-friedman.com              American Greetings
                                               (216) 252-4864

           James T. Wilson                     Dale A. Cable
           Gibson Greetings, Inc.              Vice President, Treasurer
           (513) 841-6926                      (216) 252-7300

                                                           FOR IMMEDIATE RELEASE


                      GIBSON GREETINGS ANNOUNCES AGREEMENT
                      TO BE ACQUIRED BY AMERICAN GREETINGS

               American Greetings Offers $10.25 Per Share in Cash

CINCINNATI, OH, November 3, 1999 - Gibson Greetings, Inc. (NASDAQ: GIBG) today announced an agreement to be acquired by American Greetings (NYSE: AM) for $10.25 per share in cash for Gibson stock, for a total of approximately $163 million, based on the number of common shares outstanding. The acquisition will be completed as soon as possible subject to regulatory matters.

"The offer by American Greetings represents the best opportunity for Gibson to enhance shareholder value," said Frank O'Connell, chairman and chief executive officer of Gibson Greetings. "We also are happy American Greetings values the 150-year heritage of Gibson and the value of our brand in the marketplace."

O'Connell added: "Our most valued asset is the commitment and dedication of our Associates, who we will rely on to continue providing retailers with the same quality of service during this transaction. We know that American Greetings values them highly and they are a major resource that will enable the Company to grow and expand."

American Greetings plans to continue to use the Gibson name to extend its current branding strategy into other emerging retail channels. The acquisition also should result in improved productivity for the current retail customers of Gibson Greetings.

"This is an exciting opportunity to expand our greeting card business into another channel with a proven brand name, Gibson. This will benefit our consumers, retailers, shareholders, and Associates," said Morry Weiss, chairman and chief executive officer of American Greetings.

Gibson Greetings, Inc., an industry innovator in the greeting card business, is pursuing a strategy of marketing relationship-fostering products that provide strong entertainment value. Gibson distributes more than 24,000 individual relationship communication products (over 5,000 new products last year), including greeting cards, gift wrap, party goods, licensed products and Silly Slammers. E-mail greetings featuring Gibson content are available through the privately held Egreetings Network (www.egreetings.com), in which Gibson holds a minority equity interest. Gibson cards are also available through the Internet from Sparks.com (www.sparks.com), a leading online provider of greeting cards.

For more information on Gibson Greetings, please visit our web site at www.gibsongreetings.com or the Silly Slammers site at www.sillyslammers.com.

American Greetings is the world's largest publicly held creator, manufacturer and distributor of greeting cards and social expression products. With headquarters in Cleveland, Ohio, American Greetings employs more than 21,000 associates around the world and has one of the largest creative studios in the world. For more information on the Company, visit their site on World Wide Web at www.americangreetings.com.

(Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties that could cause results to differ materially from those projected. These include economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices as described in the Company's SEC reports. The Company assumes no obligation to update the information in this release.)


                                        2